UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On Wednesday, October 21, 2020, CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced that it will be reporting its third quarter 2020 results on Wednesday, October 28, 2020. CEMEX will host a conference call and audio webcast presentation on this same date at 10:00 a.m. U.S. Eastern Time to discuss the results. CEMEX’s live presentation can be accessed, and dial-in information is available, at www.cemex.com.

CEMEX Holdings Philippines, Inc (“CHP”) (PSE: CHP), an indirect subsidiary of CEMEX, announced that it will report its third quarter 2020 results on Thursday, October 29, 2020 and host a conference call and webcast presentation on this same date at 10:00 a.m. GMT+08 (Wednesday, October 28, 2020, 10:00 p.m. U.S. Eastern Time) to discuss the results. CHP’s live presentation can be accessed, and dial-in information is available, at www.cemexholdingsphilippines.com.

While CEMEX does not expect any issues during CEMEX´s third quarter 2020 results conference call and audio webcast presentation, we may experience technical difficulties or interruptions that might arise due to issues beyond CEMEX’s control including, but not limited to, using certain methods for the conference call and audio webcast that CEMEX may have not used in the past but that CEMEX could use now because of COVID-19 related health and safety protocols and guidelines. However, all materials related to CEMEX’s third quarter 2020 results are expected to be posted in CEMEX´s website (www.cemex.com) and filed with the Mexican Stock Exchange and U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: October 21, 2020	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller